
02044387

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2002
WASH, D.C.
155
SECTION

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2001 or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ___________ to ___________

Commission file number 1-9779

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEES' PROFIT SHARING AND SALARY
DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

Exhibit to Form 11-K (Employees' Profit Sharing and Salary Deferral Plan)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-59153 on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. for the year ended December 31, 2001.

Deloitte & Touche LLP

St. Louis, Missouri
June 27, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' PROFIT SHARING AND
SALARY DEFERRAL SAVINGS PLAN
OF SM&P UTILITY RESOURCES, INC.
(Registrant)

Date: 6/27/02

BY 
Robert E. Shively
Plan Committee Member

Date: 6/27/02

BY 
Dennis C. Norman
Plan Committee Member

Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc.

Financial Statements for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

TABLE OF CONTENTS

Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342 4900
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To Employee Benefits Committee of the
Employees' Profit Sharing and Salary Deferral Plan of
SM&P Utility Resources, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated June 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2002

EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments:		
Mutual funds	$ 9,789,560	$ 9,263,002
Common stock	408,758	446,319
Participant loans	466,052	462,703
Total investments	10,664,370	10,172,024
Contributions receivable:		
Employee contributions	44,407	29,815
Employer contributions	691,551	616,129
Interest on participant loans	870	2,154
Total contributions receivable	736,828	648,098
NET ASSETS AVAILABLE FOR BENEFITS	$11,401,198	$10,820,122

See notes to financial statements.

EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment income (loss):		
Interest	$ 169,935	$ 135,772
Net depreciation in investments	(1,161,757)	(995,432)
Total investment loss	(991,822)	(859,660)
Contributions:		
Employee	1,831,884	1,685,738
Employer	692,207	616,129
Other	72,174	12,569
Total contributions	2,596,265	2,314,436
Total additions	1,604,443	1,454,776
DEDUCTIONS - Benefits paid	1,023,367	1,138,278
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	581,076	316,498
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	10,820,122	10,503,624
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$11,401,198	$10,820,122

See notes to financial statements.

1. DESCRIPTION OF PLAN

General – The following description of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established effective July 1, 1987. The Plan is a defined contribution plan which covers non-union employees of SM&P Utility Resources, Inc. (the "Company"), provided they meet the prescribed eligibility requirements. Certain employees of the Company, act as trustees (the "Trustees") of the Plan and control and manage the operation of the Plan. American United Life Insurance Company ("AUL" or "Custodian") serves as the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participation or Eligibility – All full time, non-union employees of the Company who have attained age 20-1/2 years and have completed six months of service, as defined by the Plan document, are eligible to participate.

Contributions – Under the Plan, eligible participants may elect a salary deferral of 1% to 15% of compensation, as defined in the Plan document, subject to certain Internal Revenue Code ("IRC") limitations.

The Company may make discretionary matching contributions from its net profits which are allocated to each eligible participant's account based upon the participant's salary deferral amount. For the years ended December 31, 2001 and 2000, the Company elected to make a matching contribution equal to 50% of each participant's salary deferral amount, up to a maximum of 6% of the participant's compensation. The Company may make additional discretionary contributions which are allocated to each eligible participant in proportion to compensation and are unrelated to any participant salary deferral amounts. No additional discretionary contributions were made during the 2001 and 2000 Plan years.

Rollovers From Other Qualified Employer Plans – The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

Investment Options – There are thirteen investment alternatives available for the investment of contributions to the Plan. Participants may invest their contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions among the funds. The investment funds consist of mutual, bond, and equity funds offered by the Custodian.

Vesting – Participants are immediately vested in their contributions and actual earnings thereon. Participants vest ratably over a five year period in Company contributions and earnings thereon.

Forfeitures – Forfeitures of Company matching contributions are used to reduce future Company matching contributions. There were no forfeitures available to offset future Company contributions at December 31, 2001 and 2000. Forfeitures of $20,695 and $40,863 were utilized during the years ended December 31, 2001 and 2000, respectively, to reduce Company contributions.

Payment of Benefits – Upon retirement or termination of service, participants may elect one of several benefit distribution options including, but not limited to, monthly payments or a lump-sum distribution. There were no amounts payable to such terminated participants at December 31, 2001 or 2000. Benefits are recorded when paid.

Hardship Withdrawals – Account balances, if invested, may be withdrawn while employed if a participant satisfies the hardship requirements established by the plan administrator in accordance with Internal Revenue Service ("IRS") guidelines.

Loans – Participants may borrow against their account balance a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant's vested account balance. The repayment period may not exceed five years unless the loan is used to purchase the participant's primary residence, subject to certain restrictions. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by a commercial lender, subject to review periodically by the Employee Benefits Committee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets, and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation – All investments in investment funds and common stock are stated at fair value as reported by the Custodian and based upon quoted market prices. Participant loans are stated at cost which approximates fair value.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are paid out of the net assets of the Plan.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

	2001	2000
AUL Fixed Interest Investment Fund	$2,642,990	$2,245,723
Fidelity (VIP) Growth Fund	1,791,576	2,139,555
Fidelity (VIP II) Asset Manager Fund	1,035,994	1,019,830
SSGA S&P 500 Flagship Fund	1,088,707	1,028,171
American Century Ultra Fund	1,038,966	989,417
PBHG Growth Fund	691,823	937,455
AUL American Bond Fund	678,178	
AUL American Money Market Fund	557,738	

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2001	2000
Mutual funds	$(1,053,551)	$(1,169,299)
Common stock	(108,206)	173,867
	$(1,161,757)	$ (995,432)

4. PARTY-IN-INTEREST

Certain of the Plan's investments are invested in shares of funds offered by the Custodian and common stock of NiSource Inc. Therefore, these transactions qualify as party-in-interest transactions. Such investments and transactions as of and for the year ended December 31, 2001 are disclosed on the schedule of assets held for investment purposes.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions set forth in ERISA.

6. TAX STATUS

The Internal Revenue Service has issued a determination letter dated December 11, 1996, stating the Plan is qualified under applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,	
	2001	2000
Net assets available for plan benefits per the financial statements	$11,401,198	$10,820,122
Amounts allocated to withdrawing participants	(8,934)	(5,415)
Net assets available for benefits per the Form 5500	$11,392,264	$10,814,707
Benefit payments and withdrawals per the financial statements	$ 1,023,367	$ 1,138,278
Add: Amounts allocated to withdrawing participants at December 31, 2001 and 2000, respectively	8,934	5,415
Less: Amounts allocated to withdrawing participants at December 31, 2000 and 1999, respectively	(5,415)	(8,537)
Benefit payments and withdrawals per the Form 5500	$ 1,026,886	$ 1,135,156

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8. SUBSEQUENT EVENT

During January 2002 the Company was acquired by The Laclede Group, Inc. (the "Group"). As a result of the acquisition of the Company by the Group, an option to acquire the stock of the Group will be offered in place of the current investment option of NiSource Inc. common stock.

* * * * * *

EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF THE YEAR DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment	Market Value
Mutual Funds	*	AUL Fixed Interest Investment Fund	$ 2,642,990
		Fidelity (VIP) Growth Fund	1,791,576
		SSGA S&P 500 Flagship Fund	1,088,707
		Fidelity (VIP II) Asset Manager Fund	1,035,994
		American Century Ultra Fund	1,038,966
		PBHG Growth Fund	691,823
	*	AUL American Bond Fund	678,178
	*	AUL American Money Market Fund	557,738
		Alger American Leveraged Allcap Fund	87,078
		Fidelity (VIP) High Income Fund	62,834
		American Century Income & Growth Fund	61,537
		American Century International Growth Fund	52,139
		Total Mutual Funds	9,789,560
Common Stock	*	NiSource Inc. Common Stock	408,758
Participant Loans	*	Various participants, rates from 6.5% to 10.5%, maturities through November 2006	466,052
			$ 10,664,370

* Represents a party-in-interest to the Plan.